Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Kraton Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Kraton Corporation of our reports dated February 28, 2019, with respect to the consolidated balance sheets of Kraton Corporation as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II - Valuation and Qualifying Accounts and Reserves (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Kraton Corporation.
/s/ KPMG LLP
Houston, Texas
April 17, 2019